NORTHEAST
INVESTORS TRUST

A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary
Q1 2025

Market Recap

2025 began on solid ground: a new Administration, modest GDP (2.3%), a balanced labor market (4.0% unemployment) and moderate inflation (2.6% PCE). But expectations began to cool in February, just after the U.S. announced tariffs imposed on China, Canada and Mexico. Ultimately caution turned to fear when details of a much more widescale, upcoming "reciprocal" tariff system would take shape in mid-February. As markets tried to absorb and analyze these abrupt changes to global trade policy, an overall heightened sense of uncertainty soon took hold in almost all financial markets.



YTD Total Return by Credit Rating
March 31, 2025
Source: ICEData Indices
2.3%
1.5%
0.9%
0.7%
-0.7%
BBB
BB
High Yield Index
B
CCC & Lower

As expected, riskier assets did not perform well as volatility and uncertainty increased. In the equity space, the total return on the S&P 500, the Russell 3000, and the NASDAQ indices were -4.3%, -4.7% and -10.3%, respectively in Q1. On the flip side in fixed income, the ICE BofA 10-Year Treasury Index +4.0%, the Bloomberg US Aggregate Bond Index +2.8% and the ICE BofA US High Yield Index +0.9% all remained positive on a total return basis.

Returns by credit rating also followed a similar path, with higher rated debt outperforming. The total returns by credit rating in Q1 were: BBB +2.3%, BB +1.5%, High Yield Index +0.9%, B +0.7%, and CCC or lower -0.7% (see chart).

The Fed held its policy rate unchanged at 4.25-4.50% and also announced that it will shrink its balance sheet at a slower pace. Since embarking on quantiative tightening in June of 2022, the Fed has shed over $2 trillion dollars.

Yields/Spreads:

The yield-to-worst ("YTW") on the 10-Year Treasury continued to rise from the pre-election lows of September 2024, beginning the year at 4.58% and reaching a high of 4.79% in early January. But as the aforementioned trade policy changes were made public, yields steadily retreated to a low of 4.01% before closing the quarter at 4.21%, representing a net drop of 37 basis points ("bps") in Q1.

The YTW on the High Yield Index began the year at 7.47% and dropped down to a low of 7.08% in late February before climbing all the way back up to 7.73% at quarter end, for an overall rise of 26 bps in Q1.

The option-adjusted spread ("OAS") widened 63 bps, moving from 292 bps to 355 bps. Spreads on CCC & Lower flared out considerably more, widening by 182 bps. The 20-Year average OAS on the High Yield Index is 514 bps.

Issuance & Defaults:

CreditSights reported $68B in new issuance during Q1, which is roughly 20% lower than Q1 2024. $40B of the new debt was BB rated, issued at an average coupon of 7.2%. Among sectors, Technology has averaged the highest new issue coupon at 11.9%.

CreditSights also reported a US HY debt-weighted trailing twelve month ("TTM") default rate of 2.3%, down 23bps from the previous month. On a sector level, Media, Transportation and Healthcare recorded the highest default rates at 12.0%, 4.3% and 2.4%, respectively on a debt-weighted basis. The US HY distress ratio jumped considerably, increasing 511 bps since February to 11.2%. 40.5% of the Media sector is trading at distressed levels at the end of March.

Fund Performance

On a total return basis, the Trust trailed the Index, +0.54% vs.+0.94% in Q1. For full performance results, please see the table on page 3. Out-of-index equity positions were both the biggest contributors and detractors during the period. As mentioned above, the BB portion of the portfolio held up well against the rise in volatility and uncertainty (see chart). The Trust maintains a short duration (2.20 modified duration) relative to the Morningstar High Yield category (3.45).

Contributors to the Trust's performance:

- Pyxus Holdco 8.5% 12/31/27
- Homer City Equity Interests

Detractors to the Trust's performance:

- Viskase Common Stock
- American Gilsonite Common Stock

Additions - The following securities were added to the portfolio:

- SS&C Technologies 5.5% 9/30/27 (Buy)
- Graphic Packaging 4.75% 7/15/27 (Buy)
- Nabors Industries Common Stock (Merger)

Subtractions - The following positions were reduced or removed due to corporate actions:

- NuStar Logistics 5.75% 10/1/25 (Full Call)
- Delta Skymiles 4.5% 10/20/25 (Sinking Fund)
- Parker Drilling Term Loan 13% 9/26/25 (Full Call)
- Parker Drilling Common Stock (Merger)

S&P Ratings Changes:

- Western Digital 4.75% 2/15/26 - Upgrade (2/21/25) from BB- to BB
- Altice France 8.125% 2/1/27 - Downgrade (2/28/25) from CCC to CC

Outlook

Uncertainty prevails at this time. Today, market analysts are called upon not only to predict the financial impact of given policies, but also the likely policies themselves, which also include complex reaction functions (i.e. guessing how policy makers will react to each other's actions).

Relatedly, a number of market paradigms have been upended in 2025: American Exceptionalism, the idea that the US economy had outperformed other rivals and seemed destined to continue to do so, has recently faded as a settled theory; further to that, the dollar has counterintuitively weakened in the face of economic policies aimed at reducing our trade imbalances; finally, the bond markets must now choose between thinking that tariffs will result in higher interest rates on account of the inflationary impact or, instead, result in lower interest rates, because of the effect of the demand shock on aggregate demand.

As this is being written, considerable uncertainly remains about where policy will land. We note that many market strategists have adopted a probabilistic approach using various scenarios, rather than confining themselves to a single point estimate. This seems a prudent approach.

For our part at Northeast, we tend to think that the macroeconomic shock of tariffs will be noticeable, but it will rank well below those of the Global Financial Crisis and Covid. Accordingly, we favor our overweighting of short-term, relatively high quality high yield bonds. Our general thinking is that paring the interest rate risk and capturing the extra yield premium from the high yield market is a prudent way to seek income.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

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- *Northeast Investors Trust Overview*

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 3/31/25:

AVERAGE ANNUAL RETURNS (AS OF MARCH 31, 2025)							
	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	0.54%	0.54%	4.32%	5.23%	6.45%	1.48%	6.80%
ICE BofA US High Yield Index	0.94%	0.94%	7.64%	4.83%	7.21%	4.91%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

Top 10 Holdings (% of Net Assets): 1. Pyxus International (7.6%), 2. Spirit Aerosystems (4.2%), 3. Mallinckrodt (4.1%), 4. KB Homes (4.0%), 5. XPO Logistics (4.0%), 6. Western Digital (3.9%), 7. SS&C Technologies (3.9%), 8. Performance Food Group (3.9%), 9. Comstock Resources (3.9%), 10. Tidewater Inc. (3.8%).

For a complete list of holdings, **click here** to see the most recent quarterly holdings report (as of 12/31/24). Holdings are subject to change and may differ from the most recent filing.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.14% on an annualized basis ending 9/30/2024. The current expense ratio may differ from the one reported here due to fluctuations in net assets and expenses.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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